FOR IMMEDIATE RELEASE	Exhibit 14

LIBERATION INVESTMENT GROUP, LLC

11766 Wilshire Boulevard, Suite 870

Los Angeles, CA 90025

Tel: 310.479.3434

Fax: 310.479.3363

LIBERATION INVESTMENTS LAUNCHES LEGAL ACTION TO COMPEL

BALLY TOTAL FITNESS HOLDING CORPORATION TO HOLD ANNUAL

MEETING

LOS ANGELES, CA – September 19, 2005—Investment funds Liberation Investments, L.P. and Liberation Investments Ltd. (the “Liberation Funds”) announced today that they filed a lawsuit in Delaware, the state in which Bally Total Fitness Holding Corporation (the “Company”) is incorporated, on September 16, 2005 requesting that the Court of Chancery of the State of Delaware in and for New Castle County order the Company to (i) hold an annual meeting of stockholders by no later than October 28, 2005, (ii) elect four (4) directors at the annual meeting by written ballot pursuant to Section 211(e) of the Delaware General Corporation Law and (iii) grant the Liberation Funds other relief deemed appropriate by the Court.

Under Delaware law, if a company fails to hold an annual meeting of stockholders or take action by written consent to elect directors for a period of 13 months, any stockholder may petition the Court to compel that a meeting be conducted. The Liberation Funds and their affiliates beneficially own approximately 12% of the Company’s outstanding shares. The Company has not held an annual meeting of stockholders since July 29, 2004 and accordingly has not met its obligations under Delaware law. The Company’s continued failure to hold an annual meeting denies its stockholders the right to vote for directors and otherwise exercise their legally prescribed control over the Company.

Gregg Frankel, President of Liberation Investment Group LLC, commented, “We at Liberation believe in the value of Bally’s business. However, we are concerned about the lack of shareholder representation on the Board of Directors and the lack of opportunity for shareholders to elect directors. Our only goal with today’s action is to pursue proper representation for all shareholders.”

Liberation Investments, L.P. and Liberation Investments Ltd. are private investment funds managed by Liberation Investment Group LLC. Emanuel R. Pearlman is the majority member and general manager of Liberation Investment Group LLC, and as such may be deemed to be the beneficial owner of the shares of the Company owned by the Liberation Funds.